Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

October 24, 2011	direct dial 202 508 5832 direct fax 202 204 5621 jbradley@kilpatricktownsend.com

VIA EDGAR AND HAND DELIVERY

Mr. Mark Webb

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Polonia Bancorp, Inc.
Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-176759

Dear Mr. Webb:

On behalf of Polonia Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on September 9, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 6, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

How We Determined the Offering Range and Exchange Ratio, page 6

Comment No. 1:

Please consider moving the table on page 6 to the body of the document. This is not the type of information normally included in a summary. Provide a descriptive cross-reference under this heading.

Mr. Mark Webb

October 24, 2011

Response to Comment No. 1:

The table on page 6 has been moved to page 90 of the offering prospectus and a descriptive cross-reference has been added to page 6.

Our Market Area, page 2

Comment No. 2:

We note an apparent discrepancy between the population growth rates disclosed here and those found in the chart on page 11.6 of the appraisal report. Please advise us concerning the reasons for these differences or revise as appropriate.

Response to Comment No. 2:

The population growth rates found in the chart on page 11.6 of the appraisal report reflect annual growth rates, while the growth rates disclosed on page 2 of the offering prospectus are total growth rates over the ten year period.

After-Market Performance Information, page 8

Comment No. 3:

Please provide a general description and explanation of the information in the table.

Response to Comment No. 3:

Additional disclosure has been provided on page 8 of the offering prospectus in response to this comment.

Market for the Common Stock, page 27

Comment No. 4:

At the end of the first paragraph, please revise to state that the trading price of shares issued in this offering will be different than the price of currently traded shares of the old Polonia Bancorp.

Response to Comment No. 4:

The requested revision has been made on page 27 of the offering prospectus.

Mr. Mark Webb

October 24, 2011

Pro Forma Data, page 32

At or For Six Months Ended June 30, 2011, page 33

At or For the Year End December 31, 2010, page 34

Comment No. 5:

Please revise to ensure that the pro forma information included in these tables is calculated according to and is appropriately reflective of the adjustments to your income statements described in your footnote disclosures. As an example, based on the disclosures in footnote (3) we were unable to recalculate the amounts included in your “pro forma stock option expense” line item used to calculate the pro forma net income. Please advise or revise accordingly.

Response to Comment No. 5:

The disclosure within footnote (3) on page 30 of the offering prospectus has been revised to indicate that only 25% of the options awarded are assumed to be non-qualified options. Such non-qualified options are tax-effected at a combined federal and state income tax rate of 40%.

Our Management, page 66

Comment No. 6:

At the bottom of page 66 you state that Mr. O’Shaughnessy qualifies as the audit committee’s financial expert. However, your discussion of the Audit Committee on page 68 states only that Dr. Andruczyk is an audit committee financial expert. Please revise to reconcile these statements.

Response to Comment No. 6:

The requested revision has been made to page 66 of the offering prospectus in response to this comment.

Director Compensation, page 69

Comment No. 7:

Please identify the nature of each of the compensation items listed under “All Other Compensation.” Refer to Item 402(r)(vii) of Regulation S-K.

Response to Comment No. 7

Based on discussions with Commission Staff, we note that this comment No. 7 has been retracted.

Mr. Mark Webb

October 24, 2011

Stock Ownership, page 77

Comment No. 8:

Please identify the natural person that is the beneficial owner of the shares held by PL Capital Group.

Response to Comment No. 8:

John W. Palmer and Richard J. Lashley, each of whom is identified in the footnote to the stock ownership table on page 77 of the offering prospectus, are beneficial owners of the shares held by the PL Capital Group. Beth R. Lashley, as trustee to the Doris Lashley Testamentary Trust, is also a natural person who may be deemed a beneficial owner of certain shares held by the PL Capital Group. A revision to the footnote to the stock ownership table has been made to identify Beth R. Lashley as a party to the PL Capital Group.

Regulation and Supervision, page 79

Comment No. 9:

You cannot qualify by reference to the rules and regulations you mention. See Rule 411. Please revise here and elsewhere (page 108, for example) as appropriate.

Response to Comment No. 9:

The requested revisions have been made to pages 79 and 107 of the offering prospectus in response to this comment.

How We Determined the Offering Range..., page 88

Comment No. 10:

Please revise the discussion of RP Financial’s evaluation to discuss those parameters for which RP Financial made a downward adjustment relative to the peer group.

Response to Comment No. 10:

Page 89 of offering prospectus has been revised in response to this comment.

Mr. Mark Webb

October 24, 2011

Note 1. Summary of Significant Accounting Policies, page F-6

Allowance for Loan Losses, page F-9

Comment No. 11:

Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-1 1B(b).

Response to Comment No. 11:

Page F-11 of offering prospectus has been revised in response to this comment. Future filings will also include this information.

Note 3. FDIC-Assisted Transaction, page F-15

Comment No. 12:

Please address the following regarding your accounting treatment for loans acquired in connection with your FDIC assisted transaction of Earthstar Bank:

•

Tell us and revise your disclosures to more clearly provide your accounting policies for establishing and assembling the pools of loans. Specifically, clearly explain how you determined whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30 as compared to those loans which were not. Provide us with the parameters for each of the pools created for loans acquired in this transaction.

•

We note that you recorded a provision for loan loss of $679 thousand during the six months ended June 30, 2011 related to your covered loans based upon your disclosure on page 62. Please tell us and revise your future filing to discuss the facts and circumstances related to the credit quality of the newly acquired covered loans that resulted in this large provision immediately after acquisition considering any existing credit impairment should have been provided for in purchase accounting by measuring the loans at fair value.

Response to Comment No. 12 (first bullet above):

For evidence of credit deterioration since origination, the Company considered loans on a loan-by-loan basis by primarily focusing on past due status, frequency of late payments, internal loan classification, as well as interviews with current loan officers and collection employees for other evidence that may be indicative of deterioration of credit quality. Once these loans were segregated, the Company evaluated each of these loans on a loan-by-loan basis to determine the probability of collecting all contractually required payments. The Company considered the repayment capability of each borrower based on available financial information or whether

Mr. Mark Webb

October 24, 2011

repayment would have to come from the liquidation of the underlying collateral. For these purchased credit impaired loans, the Company determined that the primary source of repayment would come from the liquidation of the underlying collateral.

Page F-8 of offering prospectus has been revised in response to this comment. Future filings will also include this information.

Response to Comment No. 12 (second bullet above):

For those non-credit impaired loans acquired in the FDIC assisted transaction, management utilized various assumptions in developing projected cash flows, including estimated life of the loan, estimated prepayments, estimated loss ratios, and other factors. The primary factor in developing the cash flow projections was the utilization of estimated loss ratios based on the various loan types for a group of peers. A purchase discount resulted from the comparison of the difference between the estimated fair value of the loans at acquisition and the amortized cost of such loans. Management has elected to apply the methodology in ASC 310-20 and accrete the entire discount into earnings over the life of the loan using the interest method as specified in ASC 310-20. As the credit quality component is accreted, management is making provisions to the allowance for loan losses previously considered in the purchase discount. As of June 30, 2011, approximately $606,000 of the provision for loan losses related to the component of credit quality included in the accretion of the purchase discount that was based on initial assumptions of the acquisition of loans in the FDIC assisted transaction. Management is monitoring the ongoing performance of these loans and if credit quality deteriorates more than initially expected, additional provisions for loan losses may be required. However, if loan performance exceeds initial expectations, then loan loss provisions may be reduced and the realization of the FDIC indemnification asset may be evaluated for impairment. Additionally, to the extent there is a decrease in the present value of cash flows from acquired impaired loans after the date of acquisition management records a provision to the allowance for loan losses. During the second quarter of 2011, the Company identified two purchased credit-impaired loans which experienced a subsequent reduction in estimated cash flows to be received as a result of obtaining updated appraisals. This resulted in recognition of a provision for loan losses of approximately $73,000.

Pages 52-53 and F-8 of offering prospectus have been revised in response to this comment. Future filings will also include this information.

Note 6. Allowance for Loan Losses, page F-22

Comment No. 13:

We note your disclosure beginning on page F-9 that “all multi-family and commercial real estate loans that are delinquent 90 days and residential mortgage loans that are 120 days delinquent and are placed on non-accrual status are classified on an individual basis. Noting your disclosure on page F-26 that you have non-covered non-accrual loans of $1.036 million as of

Mr. Mark Webb

October 24, 2011

June 30, 2011, please tell us and revise your next amendment as applicable to explain why these loans are not included in loans individually evaluated for impairment on page F-23.

Response to Comment No. 13:

The disclosure on page F-10 should have read “All multi-family and commercial real estate loans that are delinquent 90 days and are placed on non-accrual status are classified on an individual basis” without reference to residential mortgage loans. Also as noted on page F-10, “Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively”. Page F-10 of offering prospectus has been revised in response to this comment.

Comment No. 14:

Please revise future filings to disclose your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b).

Response to Comment No. 14:

Page F-7 of offering prospectus has been revised in response to this comment. Future filings will also include this information.

Comment No. 15:

Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Response to Comment No. 15:

Page F-7 of offering prospectus has been revised in response to this comment. Future filings will also include this information.

Proxy Statement/Prospectus

Comment No. 16:

To the extent that any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

Response to Comment No. 16:

The Staff’s comment is noted. Any conforming revisions have been made to the proxy statement/prospectus.

Mr. Mark Webb

October 24, 2011

Cover Page

Comment No. 17:

Revise the cover page to state the majority voting requirements in order to approve the conversion and to describe the proposed transaction as a proposed transaction.

Response to Comment No. 17:

The requested revisions have been made to the cover page of the proxy statement/prospectus in response to this comment.

Questions and Answers, page i

Comment No. 18:

Please revise to clarify the purpose for requesting shareholders to vote on these informational proposals, since the underlying provisions will become effective in any case.

Response to Comment No. 18:

The Commission’s Staff has previously issued comments in “second-step” transactions to the effect that the vote on the plan of conversion necessarily includes consideration by the stockholders of significant changes to the company’s charter. Thus, the Commission’s Staff has instructed issuers to comply with the unbundling position set forth in Supplement 5 of the Staff’s Telephone Interpretations. In response, the practice has developed of including these charter related proposals as separate voting items. The reason why the proposals are deemed informational rather than binding is because the regulations of the banking authority, in this case the Board of Governors of the Federal Reserve System, governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. A statement as to why the proposals are informational is included in several places within the proxy statement/prospectus.

Use of Proceeds, page 17

Comment No. 19:

Since there will be no proceeds in the exchange, please revise.

Response to Comment No. 19:

The requested revision have been made to page 17 of the proxy statement/prospectus in response to this comment.

Mr. Mark Webb

October 24, 2011

Proposals 2a and 2b, page 14

Informational Proposal 2a, page 14

Comment No. 20:

Please revise to clarify the statement that the board of directors may amend the articles of incorporation without shareholder action “to the fullest extent allowed under Maryland law.”

Response to Comment No. 20:

The referenced disclosure has been removed from page 14 of the proxy statement/prospectus as the changes that the board of directors may effect by amending the articles of incorporation without shareholder action are immaterial.

Exhibits 5 and 8

Comment No. 21:

We note that forms of your legality and federal tax opinions have been filed. Please file signed opinions as soon as possible.

Response to Comment No. 21:

Signed and dated legality and tax opinions have been filed as exhibits to the Amended Registration Statement.

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Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5832.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Joseph J. Bradley

Joseph J. Bradley

cc:	Gregory Dundas, Securities and Exchange Commission
John Spitz, Securities and Exchange Commission
Amanda Pande, Securities and Exchange Commission
Aaron M. Kaslow, Esq.
Erich M. Hellmold, Esq.